

ANNUAL REPORT

April 2018



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CS Porters Partners, L.P.

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by CS Porters Partners, L.P., a Texas limited partnership (**"PORTERS"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	CS Porters Partners, L.P.
Legal Status of Issuer	Limited partnership
Jurisdiction of Organization	Texas
Date of Incorporation	01-12-2017
Physical Address of Issuer	800 Town & Country Blvd Suite 200, Houston, TX 77024
Number of Employees	4 restaurant employees (employed by affiliated party of Issuer)

SUMMARY OF ISSUER'S BUSINESS PLAN

PORTERS is an approachable, contemporary, and upscale eatery that will play a central role in Midway's Century Square development. Century Square includes multifamily, office, retail, restaurants, entertainment and hospitality uses with several components already open and the balance to open alongside PORTERS. PORTERS complements Century Square by providing a uniquely Texas dining experience that integrates well with the event-programmed The Green, a central green space on the property. The restaurant will also support the dining needs of two full-service, Valencia Group-operated hotels (Cavalry Court and The George) and their 9,000 square feet of conference space.

The restaurant's capacity is 180 seats which includes two large dining areas, a smaller private dining room, an outdoor patio, and additional bar area seating. The layout is designed to maximize capacity and create intimate dining experiences in each beautifully crafted section.

The distribution of rooms also allows for the flexibility to serve private groups of various sizes without disturbing the regular flow of guests. Along with an evolving local customer base, visitors to Texas A&M University will find PORTERS to be a special dining destination.

PORTERS is centered around a unique, wood-centric grill and a craft butcher providing hand-cut, to-order steaks and chops. The beverage options feature a carefully curated wine list and cocktail menu. The restaurant also offers wine and whiskey lockers to allow regulars and VIP members to indulge in the purchase of full bottles.

The team anticipates that 60% of revenue will be generated from food and 40% through alcohol sales. The average ticket price at PORTERS is anticipated to be $25 for lunch and $75 for dinner. The options for upscale dining are currently very limited in the area, and this price point is in line with comparable restaurants in the area (The Republic and Christopher's World Grille).

II.DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The total budget to build out the restaurant is approximately $2,649,000. $580,000 was funded by the landlord through tenant improvement (TI) dollars provided in the lease. $500,000 was raised through the Regulation Crowdfunding offering through NextSeed in May 2017. The rest was provided by an equity fundraise.

After the NextSeed offering, PORTERS used the funds to complete its final construction and buildout of the restaurant, which was finally complete in February 2018. PORTERS opened doors on February 26, 2018.

EXISTING SECURITIES AS OF END OF 2017

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Limited partnership interests	$1,569,000	$1,569,000	Limited voting rights are set forth in the governing agreement of the Issuer ("*Operating Agreement*")	Set forth in the Operating Agreement
NextSeed Notes	$500,000	$500,000	None	Set forth in the note purchase agreement among the Issuer and the Investors

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes Feb ~ May 2017	Section 4(a)(6)	$500,000	$500,000	Buildout of the restaurant
Limited partnership interests Feb ~ April 2017	Section 4(a)(2)	$1,240,000	$1,240,000	Buildout of the restaurant

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2017

None, other than the NextSeed notes described above.

III. KEY PERSONS

The Issuer is managed by its general partner, CS Porters, Inc., an affiliate of Midway. Day-to-day operations are managed by Chill Restaurant Group. The following persons are the directors and officers of the general partner.

DIRECTORS

Bradley R. Freels

Director and President, *January 2017 ~ Present*

Mr. Freels is the Chairman of Midway, a Houston-based real estate investment and development firm. Under his leadership, Midway has prospered and become one of the most active developer/investment owners in the greater Houston area. Midway has developed and acquired more than 44 million square feet of office, industrial, hospitality, multi-family, medical and retail properties throughout the US and Northern Mexico, and more than 4,500 acres of business and residential communities in more than a dozen cities.

Mr. Freels received both his BBA and MBA from Texas A&M University.

Jonathan Brinsden

Director and Executive Vice President, *January 2017 ~ Present*

Mr. Brinsden serves as Chief Executive Officer of Midway. As one of the three members of the Midway Executive Team, Mr. Brinsden guides the company's overall business strategy and operations.

He is also a member of the Urban Land Institute Global Board of Directors, Board of Trustees and the Governance Committee, and past Chair of ULI Houston. He is also a board member of NAIOP and an active member of the International Council of Shopping Centers. Additionally, Mr. Brinsden serves on the board of Central Houston and Buffalo Bayou Partnership. He is active in a number of civic leadership and charitable organizations and serves as Chairman of the Board of SEARCH. Mr. Brinsden is an Adjunct Professor at the University of Houston Bauer Graduate Real Estate Program and serves on the Executive Advisory Board.

Mr. Brinsden holds a Master of Science in Land and Real Estate Development, a Bachelor of Science in Construction Science and a Bachelor of Science in Environmental Design, all from Texas A&M University.

Pam L. Jesse

Director, Vice President and Secretary, *January 2017 ~ Present*

Ms. Jesse serves as Executive Vice President for Midway. As one of the three members of the Midway Executive Team, Ms. Jesse guides the company's financial operations, compliance, reporting and investor relations for all development and management projects, as well as operating companies.

Ms. Jesse received a Bachelor of Business Administration in Accounting from Texas A&M University. She is a member of the Dress for Success Corporate Guild Steering Committee, as well as the Houston Chapter of CREW.

OFFICERS

Larry Sloan

Executive Vice President, Investment & Development, *January 2018 ~ Present*

Larry Sloan serves as executive vice president, investment & development and is responsible for the oversight and operations of the investment and development platform and executing initiatives across various development, value-add and acquisitions strategies. Larry is a member of Midway's leadership team and investment committee.

Larry joined Midway in October of 2016 with more than 18 years of industry experience. Prior to joining Midway, he served as senior vice president of development and investments for Monogram Residential (NYSE: MORE). During his tenure he was a member of the leadership team and a senior executive officer of the REIT, where he completed over $1.8 billion of Core development and acquisition investments and participated in the listing of the REIT on the NYSE in the Fall of 2014.

Prior to Monogram, Larry spent nine years in various roles sourcing and managing commercial investment opportunities for the Archon Group, a subsidiary of Goldman Sachs.

Larry received a Bachelor of Business Administration in Finance from Texas A&M University. He holds a Texas Real Estate license, a CCIM designation and is also a member of both NMHC and ULI.

Stephen J. Bryant

Vice President, *January 2017 ~ Present*

Mr. Bryant serves as Executive Vice President, Investment & Capital Markets of Midway. As one of the members of Midway's Leadership Team and Investment Committee, he assists in guiding the company's overall investment strategy and operations. Mr. Bryant oversees Midway's Investment & Capital Markets team, which serves to create & implement capital (debt/equity) strategies and raises for all of Midway's investments, provides long term investment management for the portfolio, and oversees investor/lender relations related to Midway's investment portfolio.

Mr. Bryant joined Midway in 2002, and has since helped implement Midway's goals of expanding commercial investment activities into multiple new segments, including hospitality, mixed-use, affordable housing, and numerous public/private partnerships.

Mr. Bryant graduated with honors from Tulane University, A.B. Freeman School of Business, with a Bachelor of Science in Management/Finance. He then graduated at the top of his class at Texas A&M University, Mays School of Business, earning a Master of Land Economics and Real Estate. Mr. Bryant also

serves as an Adjunct Professor, in the MBA/Real Estate Program, at the University of Houston, Bauer College of Business and is an active member of his church and numerous local charitable organizations.

IV. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business.

Reputational Risks

Adverse publicity concerning restaurant business and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for restaurants is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The entrance of new

competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the restaurant business. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of

federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer is planning to open in the College Station area. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in the College Station area is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability

to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Alcohol Investment Risks

Alcohol beverage control regulations may limit an investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and Texas Alcohol Beverage Commission may require disclosure of investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an investor to hold the Securities, the investor may be required to transfer its interests in the Securities to the Issuer as

described in the NPA. If a large number of investors are found to be ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other

proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("**HACCP**") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or

suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

V. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer plans on using a Midway affiliate for asset management services and will pay such affiliate as compensation one percent of gross revenues of the Issuer on a monthly basis. In addition, Issuer will pay a 1% of gross revenues license fee to a Midway affiliate for use of the PORTERS brand. Other than as disclosed herein, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance

documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: https://www.porterscollegestation.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

CS Porters Partners, LP

Balance Sheet

(unaudited)

	12/31/2017
ASSETS	
CASH	
Operating Cash	1,208.75
TOTAL CASH	1,208.75
CURRENT ASSETS	
OTHER CURRENT ASSETS	
Prepaid Expenses	15,750.00
TOTAL OTHER CURRENT ASSETS	15,750.00
TOTAL CURRENT ASSETS	15,750.00
FIXED ASSETS	
PERSONAL PROPERTY	
Leasehold Improvements	1,122,144.06
Equipment	160,196.74
Furniture & Fixtures	271,103.61
TOTAL PERSONAL PROPERTY	1,553,444.41
INTANGIBLE ASSETS	
Financing Fees	33,408.00
TOTAL INTANGIBLE ASSETS	33,408.00
TOTAL FIXED ASSETS	1,586,852.41
TOTAL ASSETS	**1,603,811.16**
LIABILITIES & CAPITAL	
LIABILITIES	
Note 1 Principal	500,000.00
Accounts Payable	2,362.67
Retainage Payable	88,044.06
Other Accrued Expenses	156,241.10
TOTAL LIABILITIES	746,647.83
CAPITAL	
Capital Contr - Partner #1	819,000.00
Capital Contr - Partner #2	91,000.00
Retained Earnings	-52,836.67
TOTAL CAPITAL	857,163.33
TOTAL LIABILITES & CAPITAL	**1,603,811.16**

CS Porters Partners, LP

I, Bradley R. Freels, the President of the general partner of CS Porters Partners, LP, certify that the financial statements of CS Porters Partners, LP included in this Form are true and complete in all material respects.



Name: Bradley R. Freels
Title: President of the General Partner



